Filed by Pivotal Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pivotal Acquisition Corp. (File No. 001-38789)

Commission File No. for the Related Registration Statement: 333-232238

KLDiscovery Announces Hiring of Greg Mazares to Head Global M&A Initiative and Retains Richard Simonelli of Simonelli Capital as Wall Street Communications Advisor

•	Seasoned executives to lead KLD M&A and IR efforts as the company transitions to the public markets

New York, NY and McLean, VA, September 3, 2019 – KLDiscovery (“KLD”) a leading global provider of electronic discovery, information governance and data recovery services and Pivotal Acquisition Corp. (NYSE: PVT) (“Pivotal”), a special purpose acquisition corporation, are pleased to announce the hiring by KLD of Greg Mazares as Executive Vice President, Global Director of Mergers and Acquisitions and the engagement of Simonelli Capital, led by Richard Simonelli, to advise on communications with Wall Street.

Prior to joining KLD, Mr. Mazares held various senior executive roles at leading e-discovery companies including Epiq, Encore Legal Solutions and most recently at Discovia, prior to its sale to Lighthouse. He has over 31 years of experience in the litigation support services industry.

In this role at KLD, Mr. Mazares will be responsible for driving KLD’s M&A program and continuing its history of successfully building significant shareholder value through highly focused capital allocation. Mr. Mazares will work closely with CEO Chris Weiler, CFO Dawn Wilson and the Board of Directors to execute the company’s M&A strategy.

Simonelli Capital is a financial communications consultancy recently launched by Richard Simonelli who has spent the last 8 years as Vice President of Investor Relations for CoStar Group (NASDAQ:CSGP) building deep relationships with investors, the sell-side and investment bankers. Mr. Simonelli will oversee and help KLD build its relationships with the investor community. Mr. Simonelli has over three decades of international Wall Street experience including a decade at the New York Stock Exchange as Senior Managing Director-International.

“We are pleased to welcome Greg and Rich to the KLD team as we further emphasize the significant M&A opportunity in front of us and build our shareholder base in the public markets,” said Chris Weiler, Chief Executive Officer of KLDiscovery. “As we move towards becoming a public company, it was important that we continue to build the team that will guide our strategy moving forward. Both Greg’s and Rich’s proven track records of success should have a meaningful and immediate impact,” said Mr. Weiler.

“The recently completed acquisitions of both Strategic Legal Services and Compiled are just the beginning of the roll-out of our M&A program,” said Jonathan Ledecky, Pivotal’s Chairman and Chief Executive Officer. “These additions to the team further position us for success as we increase our activity level and focus our capital allocation on highly accretive tuck-in and potentially larger opportunities which require deep relationships with our shareholders,” said Mr. Ledecky.

“I have known Chris and the KLD team for over 13 years and have always admired the company’s technology-first approach to solving complex problems. I look forward to contributing to its continued and rapid growth,” said Mr. Mazares.

“KLD has a passion for strong culture and world-class customer service,” said Mr. Simonelli. “Chris and his team have built a tremendous platform which they continue to expand with a significant global footprint. By going public now, they have first mover advantage. It is an honor to have KLD as one of Simonelli Capital’s first clients.”

Additional Information and Where to Find It

Pivotal has filed a Registration Statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”) to be used in connection with its meeting of stockholders to approve the proposed transaction with KLD. The proxy statement/prospectus will be mailed to stockholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF PIVOTAL ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Pivotal and KLD once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Pivotal when and if available, can be obtained free of charge on Pivotal’s website at www.pivotalac.com or by directing a written request to Pivotal Acquisition Corp., c/o Graubard Miller, The Chrysler Building, 405 Lexington Avenue, 11th Floor, New York, New York 10174.

Participants in the Solicitation

Pivotal and KLD and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Pivotal’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Pivotal’s directors and officers in Pivotal’s filings with the SEC, including Pivotal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on April 1, 2019. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Pivotal’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About KLDiscovery

KLDiscovery provides technology-enabled services and software to help law firms, corporations, government agencies and consumers solve complex data challenges. The company, with offices in 40+ locations across 20 countries, is a global leader in delivering best-in-class eDiscovery, information governance and data recovery solutions to support the litigation, regulatory compliance, internal investigation and data recovery and management needs of our clients. Serving clients for over 30 years, KLDiscovery offers data collection and forensic investigation, early case assessment, electronic discovery and data processing, application software and data hosting for web-based document reviews, and managed document review services. In addition, through its global Ontrack Data Recovery business, KLDiscovery delivers world-class data recovery, email extraction and restoration, data destruction and tape management. KLDiscovery has been recognized as one of the fastest growing companies in North America by both Inc. Magazine (Inc. 5000) and Deloitte (Deloitte’s Technology Fast 500) and CEO Chris Weiler was recognized as a 2014 Ernst & Young Entrepreneur of the Year™. Additionally, KLDiscovery is a Relativity Certified Partner and maintains ISO/IEC 27001 Certified data centers around the world. For more information, please email info@kldiscovery.com or visit www.kldiscovery.com.

About Pivotal Acquisition Corp.

Pivotal Acquisition Corp. (NYSE: PVT), a public investment vehicle, is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Pivotal’s securities are quoted on the New York Stock Exchange under the ticker symbols PVT, PVT WS and PVT.U. For more information, visit www.pivotalac.com.

Forward Looking Statements

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding KLD’s future financial and business performance for the full-year 2019, attractiveness of KLD’s product offerings and platform and the value proposition of KLD’s products, are forward-looking statements. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Pivotal’s or KLD’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by Pivotal stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; KLD’s ability to execute on its plans to develop and market new products and the timing of these development programs; KLD’s estimates of the size of the markets for its solutions; the rate and degree of market acceptance of KLD’s solutions; the success of other competing technologies that may become available; KLD’s ability to identify and integrate acquisitions; the performance and security of KLD’s services; potential litigation involving Pivotal or KLD; and general economic and market conditions impacting demand for KLD’s services. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, the failure of other closing conditions, as well as other risks and uncertainties set forth in the “Risk Factors” section of Pivotal’s Registration Statement on Form S-4 and any subsequent reports that Pivotal files with the SEC. Neither Pivotal nor KLD undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor Relations Contacts

Richard Simonelli

202-450-9516

Richard.Simonelli@KLDiscovery.com

Marc P. Griffin

646-277-1290

Marc.Griffin@ICRinc.com

Michael Bowen

203-682-8299

Michael.Bowen@ICRinc.com

Media Contact

Krystina Jones

888-811-3789

Krystina.Jones@KLDiscovery.com